Exhibit 99.1

Canadian Zinc signs agreements with Korea Zinc and Boliden for Prairie Creek Mine zinc and lead concentrate production

CZN-TSX
CZICF-OTCQB

VANCOUVER, March 3, 2016 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is very pleased to announce that it has signed agreements with Korea Zinc and Boliden for the sale of zinc and lead concentrates to be produced at Canadian Zinc's 100% owned Prairie Creek Mine.

Canadian Zinc ("the Company") has entered into a Memorandum of Understanding with Korea Zinc for the sale of approximately 20,000 to 30,000 wet metric tonnes of zinc sulphide concentrates, approximately 15,000 to 20,000 wet metric tonnes of lead sulphide concentrates and approximately 5,000 tonnes of lead oxide concentrates, per year, for a minimum period of five years from the date of startup of the Prairie Creek Mine, with exact annual quantities to be mutually agreed.

The Company has also entered into a Memorandum of Understanding with Boliden for the sale of a minimum of 20,000 dry metric tonnes and up to 40,000 dry metric tonnes of zinc sulphide concentrates, per year, for a minimum of five years from the start of regular deliveries, with exact annual quantities to be mutually agreed.

"These offtake arrangements with two of the pre-eminent smelting companies in the world, confirming the marketability of Prairie Creek's zinc and lead concentrates, represent a major step forward in the development of the Prairie Creek Mine and move Canadian Zinc closer to production", stated Mr. John F. Kearney, Chairman and Chief Executive Officer of Canadian Zinc.

The MOUs with each of Korea Zinc and Boliden set out the intentions of Canadian Zinc and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential.

These sale agreements will represent all of the planned production of zinc concentrate and about half of the planned production of lead concentrate for the first five years of operation at the Prairie Creek Mine. It is expected that shipments will be made from the Port of Vancouver with the exact shipping schedule and lot sizes in each delivery to be mutually agreed within the project's shipping season.

The sales agreements will provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners.

Payables, penalties and quotational periods will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties for mercury contained in the zinc concentrate based on indicative terms and agreed limits specified in each MOU.

"In negotiating these arrangements for the future sale of Prairie Creek concentrates, Canadian Zinc has secured the annual offtake and sale of a minimum of 40,000, and potentially up to 70,000 metric tonnes, of zinc concentrates and 20,000 to 25,000 tonnes of lead concentrates, per year, and with the flexibility for any remaining unallocated concentrate being available for third party or spot market sales", concluded Mr. Kearney.

About Korea Zinc

Korea Zinc Co., Ltd. is a Korea-based world class general non-ferrous metal smelting company principally engaged in the manufacture and marketing of non-ferrous metal products.

Korea Zinc owns and operates zinc smelters in Korea and Australia and a lead smelter in Korea and its metal products consist of zinc products, including zinc slab ingots, zinc alloy jumbo blocks, zinc anode ingots and zinc die-casting ingots and precious metal products, including gold and silver products. Korea Zinc is leading the world resource market as the global number one in terms of zinc production and market share.

About Boliden

Boliden is a metals company with a commitment to sustainable development. The roots are Nordic, but the business is global. The company's core competence is within the fields of exploration, mining, smelting and metals recycling. Boliden has a total of approximately 4,900 employees and a turnover of SEK 40 billion. Its shares is listed on NASDAQ OMX Stockholm, segment Large Cap.  www.boliden.com

About Canadian Zinc

Canadian Zinc's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories, Canada.

Canadian Zinc's 2015 successful underground exploration drilling program at Prairie Creek achieved its objective of increasing the projected life of the mine by the discovery of new areas of mineralization in proximity to the mine workings and by converting part of the previously Inferred Resource to an Indicated category.

A new mineral resource estimate completed by AMC Mining Consultants ("AMC") in September 2015 has demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories. The new September 2015 mineral resources estimate, with increases in both the vein and stockwork tonnages in the indicated categories, will increase the life-of-mine potential, compared to the 2012 resource estimate included in the Preliminary Feasibility Study completed by SNC-Lavalin in 2012.

The considerable increase in mineral resources following the successful underground exploration program has necessitated a new mineral reserve estimate and a major revision to the mine plan.

The revised mine plan, modified process flow-sheet and updated estimate of capital costs will enable production of a new and updated economic model for the Prairie Creek Mine incorporating expected concentrate sale terms, treatment charges and penalties.

This revised mine plan and updated economic model will form the basis of an updated preliminary feasibility study which Canadian Zinc now plans to complete towards the end of the first quarter of 2016.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Alan B. Taylor, P.Geo., Vice President Exploration and a Director of Canadian Zinc, is a Qualified Person as defined by NI 43-101 and has reviewed and approved the contents of this news release.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

Image with caption: "Canadian Zinc Corporation (CNW Group/Canadian Zinc Corporation)". Image available at: http://photos.newswire.ca/images/download/20160303_C5845_PHOTO_EN_634425.jpg

%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive Officer, (416) 362-6686, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 03-MAR-16